
January 19, 2011

VIA U.S. Mail and Facsimile (617-624-0333)

Edward J. Gildea
Chief Executive Officer
Converted Organics Inc.
137A Lewis Wharf
Boston, MA 02110

Re: **Converted Organics Inc.**
                 Revised Preliminary Proxy Statement on Schedule 14A
                 Filed January 6, 2011

Dear Mr. Gildea:

We have received your response to our prior comment letter to you dated December 30, 2010 and have the following additional comments.

General

1. We note that Proposal 1 is in reference to the "Convertible Notes and Series B Warrants," and does not specifically identify any tranche of notes or warrants. As such it appears that Proposals 1 and 3 may overlap. Please revise the proposal heading or headings as necessary, or advise.

2. Please revise to clarify at whose election the Notes will be converted into stock. We note the statement "would encourage the Note holders to convert" in the last sentence of the second paragraph of page four, which suggests that conversion into stock is done at the election of the Note holders. However we note the statements "[i]f we choose to utilize shares of our common stock for the payment" and "[i]f we choose to make an installment payment in shares of common stock" in the third paragraph on page four, which suggest that conversion into stock is done at your election.

3. Please refer to the last sentence of the second paragraph of page four. Please revise to clarify the circumstances under which you would specify a lower price. In this regard it appears that permitting the Notes to convert at a lower price would, in general, encourage the Note holders to convert their Notes. Because you state that you would only exercise your right to specify a lower price if it

would encourage the note holders to convert, it appears that it is very likely that you will exercise this right.

4. Please revise to address whether your exercise of the right will lower the exercise price of the Series A, B, or C warrants. We note, for example, that the exercise prices of the warrants adjust with the Installment Conversion Price of the Notes.

5. Please disclose whether there is any limitation on the term during which you may specify that the Notes may be converted at a lower price that you specify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Dana Brown at (202) 551-3859 if you have questions regarding these comments.

Sincerely,

John Dana Brown
Attorney-Advisor